June 15, 2005



Cameco Corporation
Kim Goheen
Senior Vice-President, and
Chief Financial Officer
2121 - 11th Street West
Saskatoon, Saskatchewan, S7M 1J3
Canada

      RE:        Cameco Corporation
                          Form 40-F for the Year Ended December
31,
2004
 		  File number 001-14228
		  Supplemental Response dated May 27, 2005

Dear Mr. Goheen:

      We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. The page numbers referenced below correspond to those utilized in the Form 40-F.

Form 40-F for the Year Ended December 31, 2004

2004 Consolidated Financial Statements

Long-Term Debt, Page 8

1. We are considering your response to prior comment 1.


Investment in Bruce Power L. P. (Bruce Power), Page 16

2. We note your response to our prior comment 2. We understand that
you have assigned the excess purchase price of the acquisition to the
Bruce Power lease with no amounts allocated to goodwill. Please explain in greater detail how you determined the fair value of the
assets and liabilities acquired.   We note your statement
regarding
the fact that the reasonableness of the allocation was supported using discounted cash flow measures, which indicated expected rates of return in excess of Cameco`s cost of capital. However, it is unclear how this complies with paragraphs 37(d)(1) and (e) of SFAS 141 for US
GAAP. Also explain in greater detail the extent to which you considered the finite term of the lease when forming your conclusion that the excess price on the acquisition was assigned to the lease.
Refer also to paragraph 6 of EITF Issue 04-04 for US GAAP.

Revenue Recognition, Page 40

3. We are considering your response to prior comments 6 and 7.

4. We have reviewed your response to prior comment 6 regarding your gold sales. We note that you sell dore subject to final assay results.
Please tell us whether or not there are significant differences between the preliminary assay and the final assay and whether or not this has resulted in significant changes in the amount recorded as revenue. Also, please clarify whether you enter into any provisionally priced contracts along with their significant characteristics such as average price swing and the average term these contracts remain outstanding. Refer to Topic VII of the September 25,
2002 AICPA SEC Regulations Committee meeting highlights (http://www.aicpa.org/download/belt/2002_09_25_highlights.pdf) for
US
GAAP.

2004 Management`s Discussion and Analysis

Accounting Change, Page 55

5. We note your response to our prior comment 7. Please clarify your disclosure regarding the revision to your financial statements that you have described as an accounting change, which led to a restatement of previously issued interim financial statements, as a correction of an error. In US GAAP the term accounting change is defined in paragraph 6 of APBO No 20 as a change in an accounting principle, an accounting estimate, or the reporting entity. The correction of an error in previously issued financial statements is not deemed to be an accounting change. This revision should be made throughout the document where applicable.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Yong Choi at (202) 551-3758 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

								Sincerely,



								Jill Davis
								Branch Chief
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Mr. Goheen
Cameco Corporation
June 15, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 04-05